Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Thermon Group Holdings, Inc. for the registration of common stock, preferred stock, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated June 20, 2011, with respect to the consolidated financial statements of Thermon Group Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended March 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas
June 1, 2012